UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cincinnati Bell Inc.

(Name of Issuer)

Common Shares, par value $0.01

(Title of Class of Securities)

171871502

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171871502	13G	Page 2 of 9 Pages

1.	Names of Reporting Persons Nomura Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,147,281 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,147,281 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,147,281

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 5.1% (2)

12.	Type of Reporting Person (See Instructions) HC

(1)     This represents 2,147,281 shares beneficially owned by Nomura Global Financial Products, Inc. (“NGFP”). NGFP is a wholly owned subsidiary of Nomura Holdings, Inc., which accordingly may be deemed to beneficially own the shares beneficially owned by NGFP.

(2)     The percent of class is calculated based on 42,185,514 Common Shares issued and outstanding as of October 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017 filed with the SEC on November 2, 2017.

CUSIP No. 171871502	13G	Page 3 of 9 Pages

1.	Names of Reporting Persons Nomura Global Financial Products, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,147,281

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,147,281

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,147,281

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 5.1% (1)

12.	Type of Reporting Person (See Instructions) BD

(1)     The percent of class is calculated based on 42,185,514 Common Shares issued and outstanding as of October 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017 filed with the SEC on November 2, 2017.

CUSIP No. 171871502	13G	Page 4 of 9 Pages

Item 1.
	(a)	Name of Issuer: Cincinnati Bell Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 221 East Fourth Street Cincinnati, OH 45202

Item 2.
	(a)	Name of Person(s) Filing: Nomura Holdings, Inc. Nomura Global Financial Products, Inc.
(b)

Address of Principal Business Office or, if none, Residence:
Nomura Holdings, Inc.

1-9-1 Nihonbashi, Chuo-ku, Tokyo 103-8645, Japan

Nomura Global Financial Products, Inc.

Worldwide Plaza

309 West 49th Street

New York, NY 10019

	(c)	Citizenship: Nomura Holdings, Inc. Japan Nomura Global Financial Products, Inc. Delaware
	(d)	Title of Class of Securities: Common Shares, par value $0.01
	(e)	CUSIP Number: 171871502

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 171871502	13G	Page 5 of 9 Pages

Item 4.	Ownership.
Items 5-11 of the cover page are incorporated by reference

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit B

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

CUSIP No. 171871502	13G	Page 6 of 9 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 13th day of February, 2018.

Nomura Holdings, Inc.

/s/ Kentaro Okuda
Name: Kentaro Okuda
Title: Senior Managing Director

Nomura Global Financial Products, Inc.

/s/ Jonathan Raiff
Name: Jonathan Raiff
Title: Head of Global Markets, Co-Head Risk Solutions Group and Managing Director

CUSIP No. 171871502	13G	Page 7 of 9 Pages

Index to Exhibits

Exhibit	Exhibit
A	Joint Filing Agreement
B	Subsidiaries

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this Joint Filing Agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of February 13, 2018.

Nomura Holdings, Inc.

/s/ Kentaro Okuda
Name: Kentaro Okuda
Title: Senior Managing Director

Nomura Global Financial Products, Inc.

/s/ Jonathan Raiff
Name: Jonathan Raiff
Title: Head of Global Markets, Co-Head Risk Solutions Group and Managing Director

CUSIP No. 171871502	13G	Page 9 of 9 Pages

EXHIBIT B

SUBSIDIARIES

Nomura Global Financial Products, Inc. is a wholly owned subsidiary of Nomura Holdings, Inc.